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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             _____________________

                                    FORM 8-A
                             _____________________

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                             _____________________

                     HORIZON MENTAL HEALTH MANAGEMENT, INC.
             (Exact name of registrant as specified in its charter)


               DELAWARE                                           75-2293354
(State of incorporation or organization)                     (I.R.S. Employer
                                                             Identification No.)


         1500 WATERS RIDGE DRIVE
            LEWISVILLE, TEXAS                                           75057
(Address of principal executive offices)                              (Zip Code)


                             _____________________

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                      Name of each exchange on which
         to be so registered                      each class is to be registered

               NONE                                             NONE


                             _____________________

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2), please check the following box. [ ]

                             _____________________

Securities to be registered pursuant to Section 12(g) of the Act:

                        RIGHTS TO PURCHASE COMMON STOCK
                                (Title of class)
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         RIGHTS AGREEMENT

                 On January 29, 1997, the Board of Directors of Horizon Mental Health Management, Inc. (the "Company") declared a dividend distribution of one Common Stock purchase right (a "Right") for each outstanding share of Common Stock, $.01 par value (the "Common Stock"), of the Company at the close of business on February 19, 1997 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one Common Share at an initial exercise price of $83.33 per share (the "Exercise Price"), subject to adjustment. The description and the terms of the Rights are set forth in a Rights Agreement dated as of February 6, 1997 (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as rights agent (the "Rights Agent").

                 Each holder of shares of Common Stock as of the Record Date will receive a distribution of one Right per share of Common Stock in accordance with and pursuant to the Rights Agreement. A Right will also accompany each share of Common Stock issued following the Record Date.

                 Initially, the Rights will not be exercisable or transferable apart from the shares of Common Stock with respect to which they were distributed, and will be evidenced only by the certificates representing such shares. The Rights will become exercisable and transferable apart from the Common Stock on a date (the "Exercisability Date") that is the earlier of (i) the close of business on the tenth business day after the Stock Acquisition Date, defined as the first date of a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) or (ii) the close of business on such date as a majority of the Board of Directors shall determine, which date shall follow the commencement of a tender or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person. The Rights will be exercisable from the Exercisability Date until the Expiration Date, which is the earlier of the close of business on March 4, 2007 (the "Final Expiration Date"), the date the Rights are redeemed by the Company, or the date the Rights are exchanged by the Company, at which time they will expire.

                 A person or group becomes an Acquiring Person when such person or group acquires or obtains the right to acquire beneficial ownership of 15% or more of the then outstanding shares of Common Stock, with certain exceptions described in the Rights Agreement (including exceptions for shares owned by the Company or a subsidiary or employee benefit plan of the Company, and for shares owned by any person who the Board of Directors determines inadvertently reached such 15% beneficial ownership level and who promptly divests sufficient shares such that 15% or greater beneficial ownership ceases).

                 Prior to the Exercisability Date, the Rights will not be transferable apart from the shares of Common Stock to which they are attached. Thus, the surrender or transfer of any Common Stock certificate prior to that date will also constitute the transfer of the Rights associated with the shares represented by such certificate. Until the Exercisability Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of shares of Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Exercisability Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock, outstanding as of the Record Date, even without such notation or a copy of a Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable after the Exercisability Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to each record holder of shares of Common Stock as of the close of business on the Exercisability Date and, in certain circumstances, holders of certain shares issued after the Exercisability Date. Until exercised, the holders will not have any rights of holders of Common Stock, including any rights to vote or receive dividends on the Common Stock.





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                 Upon the acquisition of 15% of the Common Stock by an
         Acquiring Person (a "Flip-In Event"), each holder of a Right will thereafter have the right (the "Flip-In Right") to receive, upon exercise and payment of the Exercise Price, the number of shares of Common Stock having a market value immediately prior to the Flip-In Event equal to two times the then current Exercise Price of the Right, except that any Right that is (or, in certain circumstances specified in the Rights Agreement, was) beneficially owned by an Acquiring Person (or any of its affiliates or associates, as defined) will become null and void upon the occurrence of the Flip-In Event. Cash will be paid in lieu of fractional shares.

                 For example, at the Exercise Price of $83.33 per Right, if any person becomes the beneficial owner of 15% or more of the outstanding Common Stock of the Company, ten business days thereafter each Right (other than Rights owned by such 15% beneficial owner or any of its affiliates or associates, which will have become void) would entitle its holder to purchase $166.66 worth of Common Stock for $83.33. Assuming that the Common Stock had a per share value of $16.66 at such time, each Right would effectively entitle its holder to purchase ten shares of Common Stock for $83.33.

                 If, at any time following an Exercisability Date, either (i) the Company is acquired in a merger or other business combination transaction or (ii) the Company sells or otherwise transfers more than 50% of its aggregate assets or earning power, each holder of a Right (except Rights previously voided as described above) will thereafter have the right (the "Flip-Over Right") to receive, upon exercise, shares of common stock of the Acquiring Person having a value equal to two times the then current Exercise Price of the Right. The Flip-Over Right will be exercisable apart from, and regardless of the exercise or surrender of, the Flip-In Right.

                 At any time prior to the close of business on the tenth business day following a public announcement that a party is an Acquiring Person, the Board of Directors may redeem the Rights in whole but not in part at a Redemption Price of $.01 per Right. Under some circumstances, the redemption must also be approved by a majority of the members of the Board of Directors in office at the time of the adoption of the Rights Agreement or members whose nominations were approved by members then in office. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                 At any time after any person becomes an Acquiring Person, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person or any of its affiliates or associates which have become void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock per Right. Under some circumstances, the exchange must also be approved by a majority of the members of the Board of Directors in office at the time of the adoption of the Rights Agreement or members whose nominations were approved by members then in office.

                 The Exercise Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
         (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights, options or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Common Stock) or of subscription rights or warrants (other than those referred to above).

                 The Rights Agreement contemplates that the Company will reserve a sufficient number of authorized but unissued shares of Common Stock to permit the exercise in full of the Rights should the Rights become exercisable. However, the Board of Directors may (and under certain circumstances is obligated to) issue other equity securities or assets upon the exercise of the Rights if sufficient shares of Common Stock are not available for issuance. The Board of Directors may make adequate provision to





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         substitute for the shares of Common Stock which are not available for issuance upon exercise of such Rights either cash, other equity securities of the Company (including, without limitation, shares of Preferred Stock of the Company), debt securities of the Company, other assets, or a combination of the foregoing, having an aggregate value (as determined by a majority of the Board of Directors after receiving advice from a nationally recognized investment banking firm) equal to the value of the shares of Common Stock unavailable for issuance upon exercise of the Rights. In addition, the Board of Directors, subject to certain limitations, may amend the Rights Agreement to change the Exercise Price and therefore the number of shares of Common Stock issuable upon exercise of the Rights. If the Company does not take such action within 30 days following the later of a Flip-In Event or the date on which the Company's right of redemption with respect to the Rights expires, then the Company will be required to deliver cash as the substitute for the unavailable authorized shares of Common Stock.

                 At any time prior to the Exercisability Date, the Board of Directors may amend any provision of the Rights Agreement in any manner, including to change the Exercise Price, without the approval of the holders of the Common Stock. Thereafter, subject to certain limitations, the Board of Directors may amend the Rights Agreement without the approval of the holders of the Common Stock so long as the interests of the holders of the Rights are not adversely affected, including generally (i) to shorten or lengthen any time period under the Rights Agreement or (ii) in any manner that the Board deems necessary or desirable, so long as such amendment is consistent with and for the purpose of fulfilling the objectives of the Board of Directors in originally adopting the Rights Agreement.

                 The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time prior to the close of business on the tenth business day after the Stock Acquisition Date, redeem all but not less than all the then outstanding Rights at the Redemption Price.

                 A copy of the Rights Agreement has been filed as an exhibit to this Registration Statement. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

         EXISTING ANTI-TAKEOVER PROVISIONS

                 Portions of the Company's Certificate of Incorporation and Bylaws may make more difficult the acquisition of control of the Company. These provisions may also encourage persons seeking to acquire control of the Company to consult first with the Company's Board of Directors to negotiate the terms of any proposed business combination or offer. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares of the Company or which is otherwise unfair to stockholders of the Company.

                 The Company's authorized capital stock currently includes 500,000 shares of Preferred Stock, $.10 par value per share. No such Preferred Stock is currently outstanding. The Board of Directors of the Company has the authority to authorize the issuance of the Preferred Stock in one or more series and to fix the rights (including the voting rights, if any), preferences, privileges and restrictions granted to or imposed upon any such series, without any further vote or action by stockholders. Any future issuance of Common Stock will be subject to the rights of holders of any outstanding shares of Preferred Stock which the Company may issue in the future.

                 The Company believes that the Preferred Stock provides the Company with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow the Company to issue shares of Preferred Stock without further action by stockholders, unless such action is required by applicable laws





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         or the rules of any stock exchange or market on which the Company's securities may be listed. Although the Board of Directors has no intention at the present time of doing so, it could issue a series of Preferred Stock, the terms of which could impede the completion of a merger, tender offer or other takeover attempt and may adversely affect the voting and other rights of the holders of Common Stock.
         The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders at the time of issuance. The Board of Directors, in so acting, could issue Preferred Stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.

                 The Bylaws of the Company provide that the number of directors may be fixed from time to time by the Company's Board of Directors.
         In addition, the Bylaws provide that, subject to any rights of the holders of any outstanding Preferred Stock of the Company, a majority of the Board of Directors then in office will have the authority to fill any vacancies on the Board of Directors. Accordingly, the Board of Directors could temporarily prevent any stockholder from obtaining majority representation on the Board of Directors by enlarging the Board of Directors and filling the new directorships with its own nominees.

ITEM 2.  EXHIBITS.

         4.1 Rights Agreement dated as of February 6, 1997, between the Registrant and American Stock Transfer & Trust Company, which includes as exhibits, the form of Right Certificate and the Summary of Rights.

         99.1 Proposed letter to Horizon Mental Health Management, Inc. stockholders to be dated and sent March 3, 1997.

         99.2    Press Release.





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                                   SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        HORIZON MENTAL HEALTH MANAGEMENT, INC.



Date: February 7, 1997                  By:  /s/ JAMES KEN NEWMAN
                                           -------------------------------------
                                           James Ken Newman
                                           President and Chief Executive Officer





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                                Exhibit Index


Exhibit No.                           Description
-----------                           -----------
   4.1           Rights Agreement dated as of February 6, 1997, between the
                 Registrant and American Stock Transfer & Trust Company, which includes as exhibits, the form of Right Certificate and the
                 Summary of Rights.

   99.1          Proposed letter to Horizon Mental Health Management, Inc.
                 stockholders to be dated and sent March 3, 1997.

   99.2          Press Release.